Exhibit 6.6

[Reinhart Foodservice logo]	CUSTOMER INCENTIVE AGREEMENT DIVISION CODE: Pit

CUSTOMER INFORMATION
CUSTOMER NAME: Fast Casual Inc dba 26547Holy Cow, 37250 Independent Taco, 37252 Third Eye Pies
ADDRESS: 141 Amsterdam Rd, Grove City, Pa 16127
CONTACT: Tim Seivers
EMAIL: tim@seiversinc.com	PHONE: 412-638-5087

INCENTIVE INFORMATION
AMOUNT: $ 25,000	PERFORMANCE PERIOD: 1/1/2020 - 1/1/2023

Reinhart Foodservice, L.L.C. ("Reinhart") hereby agrees to pay Customer a one-time incentive in the amount set forth above (the "Incentive"). The Incentive shall be earned over the Performance Period set forth above. The full amount of the Incentive will be credited to Customer's account with Reinhart promptly after the commencement of the Performance Period. In consideration for Reinhart's payment of the Incentive to Customer, Customer agrees to purchase at least 90% of Customer's needs for food and related products from Reinhart during the Performance Period. If for any reason Customer fails to meet the foregoing purchasing requirement during the Performance Period, then Customer agrees to refund the unearned portion of the Incentive to Reinhart within fifteen (15) days following Reinhart's notification to Customer of Customer's failure to meet the terms of this Agreement.

Customer may not assign any of its rights or delegate any of its obligations hereunder without the prior written consent of Reinhart. Any purported assignment or delegation in violation of this Agreement shall be null and void. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Reinhart disclaims all warranties, express or implied, with respect to products sold to Customer, including any warranties of merchantability or fitness for a particular purpose. If any of the products sold are defective, Customer's remedy, in the sole discretion of Reinhart, shall be limited to replacement of the defective products or refund of the purchase price. In no event shall Reinhart be liable for any special, indirect, incidental, consequential or exemplary damages in connection or arising out of this Agreement and/or with respect to products sold to Customer.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois without giving effect to any choice or conflict of law provision or rule. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile or e-mail shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the same subject matter. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

REINHART FOODSERVICE, L.L.C.	CUSTOMER
By: [Signature Illegible]	By:
Title: Division President	Printed Name: Tim Seivers
Date: 5-7-2020	Title: Owner	Date: 1-1-2020